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April 30, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Branch Chief
Division of Corporation Finance

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 11, 2009
File No. 000-26489

Ladies and Gentlemen:

Encore Capital Group, Inc. (“Encore”) hereby acknowledges receipt of the staff’s comment letter dated April 28, 2009 to Mr. Paul Grinberg, Executive Vice President, Chief Financial Officer and Treasurer of Encore, regarding your review of Encore’s Form 10-K for the fiscal year ended December 31, 2008. As we discussed yesterday, due to travel plans and the unavailability of persons involved in preparation of the response, Encore has respectfully requested an extension of time to respond to the comment letter. We hereby confirm that we intend to respond to the comment letter no later than May 21, 2009.

If you have any questions regarding this response, please do not hesitate to call me at (858) 309-6904.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg,
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Rebekah Blakeley Moore, Staff Attorney
BDO Seidman, LLP
Pillsbury Winthrop Shaw Pittman LLP